                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)*

                            CECO Environmental Corp.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   125141 10-1
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                                 (CUSIP Number)

                                Phillip DeZwirek
                        505 University Avenue, Suite 1400
                         Toronto, Ontario CANADA M5G 1X3
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 21, 2001
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or(4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  Schedule 13D

CUSIP No. 125141 10-1                                                    2 of 9
================================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Icarus Investment Corp.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  / /
                                                                       (b)  / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  OO (no change of ownership is reported)
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

                  Delaware
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 NUMBER OF                  7  SOLE VOTING POWER
  SHARES                                   1,334,360
BENEFICIALLY               -----------------------------------------------------
 OWNED BY                   8  SHARED VOTING POWER
   EACH
 REPORTING                                   800,000
PERSON WITH                -----------------------------------------------------
                            9  SOLE DISPOSITIVE POWER

                                           1,334,360
                           -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                                             800,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,134,360
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                            / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  22.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

CUSIP No. 125141 10-1                                                    3 of 9
================================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Phillip DeZwirek
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  / /
                                                                       (b)  / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  OO (no change of ownership is reported)
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

                  Canadian citizen
--------------------------------------------------------------------------------
 NUMBER OF                  7  SOLE VOTING POWER
  SHARES                                   2,374,197
BENEFICIALLY               -----------------------------------------------------
 OWNED BY                   8  SHARED VOTING POWER
   EACH
 REPORTING                                 2,134,360
PERSON WITH                -----------------------------------------------------
                            9  SOLE DISPOSITIVE POWER

                                           2,374,197
                           -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                                           2,134,360
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,508,557
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                            / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  38%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

                                  Schedule 13D

CUSIP No. 125141 10-1                                                    4 of 9
================================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jason Louis DeZwirek
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  / /
                                                                      (b)  / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  OO (no change of ownership is reported)
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

                  Canadian citizen
--------------------------------------------------------------------------------
 NUMBER OF                  7  SOLE VOTING POWER
  SHARES                                   1,598,666
BENEFICIALLY               -----------------------------------------------------
 OWNED BY                   8  SHARED VOTING POWER
   EACH
 REPORTING                                 2,134,360
PERSON WITH                -----------------------------------------------------
                            9  SOLE DISPOSITIVE POWER

                                           1,598,666
                           -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                                           2,134,360
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,733,026
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                           / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  38.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

                                  Schedule 13D

CUSIP No. 125141 10-1                                                    5 of 9
================================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  / /
                                                                      (b)  / /

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

                  Ontario
--------------------------------------------------------------------------------
 NUMBER OF                  7  SOLE VOTING POWER
  SHARES                                   800,000
BENEFICIALLY               -----------------------------------------------------
 OWNED BY                   8  SHARED VOTING POWER
   EACH
 REPORTING
PERSON WITH                -----------------------------------------------------
                            9  SOLE DISPOSITIVE POWER

                                           800,000
                           -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  800,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                            / /


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  8.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

CUSIP No. 125141 10-1                                                    6 of 9


         Amendment No. 10 to Schedule 13D filed by Icarus Investment Corp. ("Icarus"), Phillip DeZwirek, Jason Louis DeZwirek and Can-Med Technology, Inc. ("Can-Med") relating to the exercise of warrants to purchase 800,000 shares of common stock of CECO Environmental Corp. ("CECO")by Can-Med.

Items 3-5 inclusive for Icarus Investment Corp. ("Icarus")

Item 3. Source and Amount of Funds or Other Considerations.

         See response to Item 3 for Can-Med. Icarus owns 50.1% of the outstanding stock of Can-Med. Mr. Phillip DeZwirek and Mr. Jason Louis DeZwirek each own 50% of the outstanding stock of Icarus.

Item 4. Purpose of Transaction.

         See response to Item 4 for Can-Med.

Item 5. Interest in the Securities of the Issuer.

         (a) Icarus beneficially owns 2,134,360 shares of common stock of CECO or 22.2% of the outstanding common stock of CECO. Icarus owns 13.8% of CECO shares directly and 8.3% of CECO shares indirectly through its 51% ownership of Can-Med.

         (b) Icarus has sole voting power and sole dispositive power with respect to the 1,334,360 shares of common stock of CECO that it owns directly and shared voting power and shared dispositive power with respect to the 800,000 shares of common stock of CECO it owns indirectly. Such power is shared with Mr. Phillip DeZwirek and Mr. Jason Louis DeZwirek, who each own 50% of Icarus, and Can-Med, which owns such securities directly.

         (c) Other than the exercise of the warrant for 800,000 shares of common stock by Can-Med, Icarus has not engaged in any transaction in the common stock of CECO in the past 60 days.

         (d) No other person (other than the principals of Icarus identified above) is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the common stock of CECO owned directly by Icarus and no person other than Mr. Phillip DeZwirek, Mr. Jason Louis DeZwirek and Can-Med are known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the 800,000 shares of common stock of CECO that Icarus owns indirectly. The interests of Can-Med, Icarus, Phillip DeZwirek and Jason Louis DeZwirek in the common stock of CECO relate to more than a 5% interest in the common stock of CECO.

         (e) Not applicable.

Items 3-5 inclusive for Phillip DeZwirek.

Item 3. Source and Amount of Funds or Other Considerations.

         See response to Item 3 for Can-Med . Icarus owns 50.1% of the outstanding stock of Can-Med. Mr. Phillip DeZwirek owns 50% of the outstanding stock of Icarus.

                                  Schedule 13D

CUSIP No. 125141 10-1                                                    7 of 9


Item 4. Purpose of Transaction.

         See response to Item 4 for Can-Med.

Item 5. Interest in Securities of the Issuer.

         (a) Phillip DeZwirek is deemed to beneficially own all 800,000 shares of common stock of CECO held by Can-Med, all 1,334,360 shares of common stock of CECO owned directly by Icarus and the 124,197 shares of CECO that he owns directly and the securities underlying the warrants he owns directly to purchase 2,250,000 shares of common stock of CECO, which represents 38% of the outstanding common stock of CECO (including as outstanding the securities underlying the warrants to purchase 2,250,000 shares of common stock of CECO held by Mr. DeZwirek). Of such amount 6.74% is attributable to Mr. DeZwirek's ownership of shares of common stock of CECO indirectly through Can-Med, 11.25% is attributable to Mr. DeZwirek's ownership of shares of common stock of CECO indirectly through Icarus and 20.01% is attributable to Mr. DeZwirek's direct ownership of shares of common stock and warrants for common stock of CECO.

         (b) Phillip DeZwirek has sole voting and sole dispositive power with respect to the 124,197 shares of common stock of CECO and the warrants to purchase 2,250,000 shares of common stock of CECO that he owns directly. As a result of Phillip DeZwirek being the Chief Executive Officer and a 50% shareholder of Icarus, and Icarus' 50.1% ownership of Can-Med, Mr. DeZwirek controls Icarus and Can-Med. Phillip DeZwirek has shared voting power and shared dispositive power with respect to the 1,334,360 shares of common stock of CECO owned by Icarus and the 800,000 shares of common stock of CECO owned by Can-Med. Such power is shared with Jason Louis DeZwirek and Icarus and with respect to the 800,000 shares, also with Can-Med.

         (c) Other than the exercise of the warrant for 800,000 shares of common stock by Can-Med, Mr. DeZwirek has not engaged in any transaction in the common stock of CECO in the past 60 days.

         (d) Phillip DeZwirek is the only person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the 2,374,197 shares of the common stock of CECO, including the common stock underlying the 2,250,000 warrants to purchase common stock of CECO, owned directly by him. Phillip DeZwirek controls Icarus. Icarus controls Can-Med. Icarus owns 50.1% of the outstanding stock of Can-Med. Phillip DeZwirek owns 50% of the outstanding stock of Icarus. Mr. Jason Louis DeZwirek is the only person other than Phillip DeZwirek and Icarus who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of common stock of CECO owned by Icarus and the only person other than Phillip DeZwirek, Icarus and Can-Med who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 800,000 shares of common stock of CECO owned by Can-Med.

                  The interests of Can-Med, Icarus, Phillip DeZwirek and Jason Louis DeZwirek in the common stock of CECO relate to more than 5% interests in the common stock of CECO.

         (e) Not applicable.

Item 3-5 inclusive for Jason Louis DeZwirek.

Item 3. Source and Amount of Funds or Other Considerations.

         See response to Item 3 for Can-Med and Icarus. Mr. Jason Louis DeZwirek and Mr. Phillip DeZwirek each own 50% of the outstanding stock of Icarus.

                                  Schedule 13D

CUSIP No. 125141 10-1                                                    8 of 9

Item 4. Purpose of Transaction.

         See response to Item 4 for Can-Med.

Item 5.  Interest in Securities of Issuer.

         (a) Jason Louis DeZwirek beneficially owns 3,733,026 shares or 38.83% of the outstanding common stock of CECO.

         (b) Jason Louis DeZwirek owns 1,598,666 shares of CECO common stock through IntroTech, representing 16.63% of the outstanding common stock of CECO. Mr. DeZwirek has sole voting and sole dispositive power with respect to such shares. Mr. DeZwirek has shared voting and shared dispositive power with respect to the 1,334,360 shares of CECO owned by Icarus, which represent 13.88% of CECO's outstanding common stock. Mr. DeZwirek has shared voting and shared dispositive power with respect to the 800,000 shares of common stock of CECO owned by Can-Med, which represent 8.32% of CECO's outstanding common stock. Jason Louis DeZwirek shares voting and dispositive power with respect to the 1,334,360 shares of CECO common stock owned by Icarus and the 800,000 shares of common stock of CECO owned by Can-Med with Phillip DeZwirek and Icarus. Icarus owns 50.1% of the outstanding stock of Can-Med. Phillip DeZwirek and Jason Louis DeZwirek each own 50% of the stock of Icarus. Jason Louis DeZwirek is the adult son of Phillip DeZwirek.

         (c) Other than the exercise of the Warrant for the 800,000 shares of common stock of CECO by Can-Med, Jason Louis DeZwirek has not engaged in any transaction in common stock of CECO in the past 60 days.

         (d) Jason Louis DeZwirek controls Icarus. Icarus owns 50.1% of the outstanding stock of Can-Med. Jason Louis DeZwirek owns 50% of the outstanding stock of Icarus. Icarus and Phillip DeZwirek are the only persons, other than Jason Louis DeZwirek, who are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of CECO owned by Icarus. No persons other than Jason Louis DeZwirek, Mr. Phillip DeZwirek, Icarus and Can-Med are known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 800,000 shares of common stock of CECO owned by Can-Med directly. The interests of Can-Med, Icarus, Jason Louis DeZwirek and Phillip DeZwirek in the common stock of CECO relate to more than 5% interests in the common stock of CECO.

         (e) Not applicable.

Items 3-5 inclusive for Can-Med Technology, Inc.

Item 3. Source and Amount of Funds or Other Considerations.

         Can-Med exercised in full its warrant to purchase 800,000 shares of common stock. Can-Med purchased such 800,000 shares of common stock of CECO upon such exercise with its own capital.

Item 4. Purpose of Transaction.

         On December 7, 1999, Can-Med received warrants to purchase 800,000 shares of common stock of CECO exercisable on or after June 7, 2000 in partial consideration for making a $4,000,000 subordinated loan to CECO. On December 21, 2001, Can-Med exercised the warrant for the 800,000 shares of common stock of CECO for investment and, with respect to itself, its direct owner, Icarus, and indirect ultimate owners, Phillip DeZwirek and Jason Louis DeZwirek, for purposes of control of CECO.

                                  Schedule 13D

CUSIP No. 125141 10-1                                                    9 of 9


Item 5. Interest in Securities of the Issuer.

         (a) Can-Med is deemed to own all of the 800,000 shares of common stock of CECO, which represents 8.32% of the outstanding common stock of CECO. Of such amount, the entire 8.32% is attributable to Can-Med's direct ownership of shares of common stock of CECO.

         (b) Can-Med has sole voting and sole dispositive power with respect to the 800,000 shares of common stock of CECO that it owns directly.

         (c) On December 21, 2001, Can-Med exercised its warrant to purchase 800,000 shares of common stock of CECO at a per share price of $2.25. Can-Med effected such exercise by delivery of an exercise notice and its funds to CECO. Other than the exercise of such warrant to acquire 800,000 shares of common stock of CECO, Can-Med has not engaged in any transactions in common stock of CECO in the past 60 days.

         (d) Icarus owns 50.1% of the outstanding stock of Can-Med. Phillip DeZwirek and Jason Louis DeZwirek control Icarus, each owning 50% of the outstanding stock of Icarus. Can-Med, Icarus, Phillip DeZwirek and Jason Louis DeZwirek are the only persons who are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the 800,000 shares of CECO owned by Can-Med. The interests of Can-Med, Icarus, Phillip DeZwirek and Jason Louis DeZwirek in the common stock of CECO relate to more than 5% interests in the common stock of CECO.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

Item 7. Material to be Filed as Exhibits.

         A joint filing statement is filed as an exhibit to this Amendment No. 10 to Schedule 13D.

Signatures

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2002


                            ICARUS INVESTMENT CORP.

                            By: /s/ Phillip DeZwirek
                                ---------------------------------------
                                Phillip DeZwirek
                                Chief Executive Officer


                                /s/ Phillip DeZwirek
                                ---------------------------------------
                                Phillip DeZwirek


                                /s/ Jason Louis DeZwirek
                                ---------------------------------------
                                Jason Louis DeZwirek


                            CAN-MED TECHNOLOGY, INC.

                            By: /s/ Phillip DeZwirek
                                ---------------------------------------
                                Phillip DeZwirek
                                    President

                   EXHIBIT TO AMENDMENT NO. 10 TO SCHEDULE 13D
                              DATED January 3, 2002
                                       OF
                             ICARUS INVESTMENT CORP.
                                PHILLIP DEZWIREK
                              JASON LOUIS DEZWIREK
                          AND CAN-MED TECHNOLOGY, INC.

                             JOINT FILING AGREEMENT


         Icarus Investment Corp. ("Icarus"), Phillip DeZwirek ("DeZwirek"), Jason Louis DeZwirek ("JLD") and Can-Med Technology, Inc. ("Can-Med") hereby agree that the Amendment No. 10 to Schedule 13D to which this statement is attached is filed on behalf of Icarus, DeZwirek, JLD and Can-Med and that any amendments to this Schedule 13D may be filed on behalf of Icarus, DeZwirek, JLD and Can-Med.



                            ICARUS INVESTMENT CORP.

                            By: /s/ Phillip DeZwirek
                                ---------------------------------------
                                Phillip DeZwirek
                                Chief Executive Officer


                                /s/ Phillip DeZwirek
                                ---------------------------------------
                                Phillip DeZwirek


                                /s/ Jason Louis DeZwirek
                                ---------------------------------------
                                Jason Louis DeZwirek



                            CAN-MED TECHNOLOGY, INC.

                            By: /s/ Phillip DeZwirek
                                ---------------------------------------
                                Phillip DeZwirek